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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                            internet.com Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    460967102
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)


                                 Alan M. Meckler
                            internet.com Corporation
                                20 Ketchum Street
                               Westport, CT 06880
                                  203-226-6967
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                              Jeffrey R. Poss, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                               New York, NY 10019
                                 (212) 728-8000

                                 August 2, 1999
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following: [X]



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                                  SCHEDULE 13D

-------------------                                            -----------------
CUSIP No. 460967102                                            Page 2 of 7 Pages
-------------------                                            -----------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Alan M. Meckler                                    I.D. ####-##-####
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            PF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                11,472,836
                      --------- ------------------------------------------------
  NUMBER OF SHARES       8      SHARED VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING              1,443,214
    PERSON WITH
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                11,472,836
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,443,214
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            12,916,050
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            55.37%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING
           EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



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     This Schedule 13D is being filed on behalf of Alan M. Meckler, an individual ("Meckler"), relating to the common stock, par value $.01 per share (the "Common Stock"), of internet.com Corporation, a Delaware corporation (the "Company").

Item 1. Security and Issuer.

     This statement on Schedule 13D relates to the Common Stock of the Company, and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The address of the principal executive offices of the Company is 20 Ketchum Street, Westport, CT 06880.

Item 2. Identity and Background.

     (a) This statement is filed by Alan M. Meckler ("Meckler"), the Chairman and Chief Executive Officer of the Company.

     (b) The business address of Meckler is 20 Ketchum Street, Westport, CT
06880.

     (c) Meckler presently serves as the Chairman and Chief Executive Officer of the Company.

     (d) Meckler has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Meckler has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.



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     (f) Meckler is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

     Meckler used personal funds in connection with the purchase of the Common Stock of the Company.

Item 4. Purpose of Transaction.

     Meckler founded the Company in November 1998. In connection with such founding, Meckler acquired 80.1% of the outstanding membership interests of internet.com LLC, a Delaware limited liability company (the "Predecessor"), which was merged with and into the Company on June 24, 1999. As a result of various private placements by the Predecessor, and issuances of equity to employees, and following the Company's initial public offering which was consummated on June 29, 1999, Meckler's equity ownership of the Company's Common Stock decreased on a percentage basis to approximately 55.3% of the total outstanding Common Stock, not including outstanding options to purchase common stock. On August 2, 1999 and August 5, 1999, Meckler purchased in the aggregate an additional 8,200 shares of Common Stock increasing his percentage interest to approximately 55.37%. Meckler believed at the time of acquisition of the Common Stock, and continues to believe, that the Company represents an attractive investment based on the Company's business prospects and strategy. Meckler may from time to time acquire shares of Common Stock or dispose of shares of Common Stock through open market or privately negotiated transactions or otherwise, depending on existing market conditions and other considerations discussed below. Meckler intends to review his investment in the Company on a continuing basis and, depending upon



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the price and availability of shares of Common Stock, subsequent developments affecting the Company, the Company's business and prospects, other investment and business opportunities available to Meckler, general stock market and economic conditions, tax and estate planning considerations and other factors considered relevant, may decide at any time not to increase, or to decrease, the size of his investment in the Company.

     Except as set forth above, Meckler does not have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, By-Laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the



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Company becoming eligible for termination of registration pursuant to Section
12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

     (a) As of August 5, 1999, Meckler beneficially owned 12,916,050 shares of Common Stock representing approximately 55.37% of the outstanding shares of Common Stock, based on the 23,325,000 shares of Common Stock outstanding as of such date.

     (b) Meckler has the sole power to vote or direct the vote, to dispose or direct the disposition of 11,472,836 shares of Common Stock. Each of the Naomi A. Meckler Trust, The Catherine S. Meckler Trust, the Caroline J. Meckler Trust and the John M. Meckler Trust are trusts established for the benefit of Meckler's four children. The four trusts hold of record a total of 1,443,214 shares of Common Stock, with each trust holding of record approximately 1.5% of the outstanding Common Stock of the Company based on the 23,325,000 shares of Common Stock outstanding as of August 5, 1999. Meckler exercises investment control over such trusts. Meckler disclaims beneficial ownership of the Shares held by such trusts.

     (c) On August 2, 1999 and August 5, 1999, Meckler purchased in the aggregate 8,200 shares of Common Stock in open market purchases at the purchase prices per share indicated on Annex A to this Schedule 13D.

     (d) Each of the Naomi A. Meckler Trust, The Catherine S. Meckler Trust, the Caroline J. Meckler Trust and the John M. Meckler Trust are trusts established for the benefit of Meckler's



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four children. The four trusts hold of record a total of 1,443,214 shares of
Common Stock, with each trust holding of record approximately 1.5% of the outstanding Common Stock of the Company based on the 23,325,000 shares of Common Stock outstanding as of August 5, 1999. Meckler exercises investment control over such trusts. Except as set forth in this Item 5, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Under the Company's 1999 Stock Incentive Plan, Meckler was granted options to purchase 200,000 shares of Common Stock. One third of such options are exercisable as of June 25, 2000, one third are exercisable as of June 25, 2001 and the remaining one third are exercisable as of June 25, 2002. Such options expire as of June 25, 2004 and have an exercise price of $15.40 per share. Except as referred to above, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company.

Item 7. Material to be Filed as Exhibits.

     None.


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                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated:  August 12, 1999                /s/ Alan M. Meckler
                                       -----------------------------------
                                           Alan M. Meckler



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                                     Annex A

                                  Number of Shares                Purchase Price
Date Acquired                     of Common Stock                 Per Share
-------------                     ---------------                 ---------

August 5, 1999                      200                           $12.125
August 2, 1999                    1,000                           $16.125
August 2, 1999                    1,000                           $16.25
August 2, 1999                      500                           $16.125
August 2, 1999                    1,500                           $16.00
August 2, 1999                      500                           $16.125
August 2, 1999                      500                           $16.3125
August 2, 1999                      500                           $16.0625
August 2, 1999                      500                           $16.1875
August 2, 1999                      500                           $16.375
August 2, 1999                      500                           $16.00
August 2, 1999                    1,000                           $16.00